Exhibit 2.1

[SEAPORT HEADER]

June 17, 2022

VIA EMAIL

Redbox Entertainment Inc.

c/o Galen C. Smith

1 Tower Lane

Suite 800

Oakbrook Terrace, IL 60181

Re: Warrant Exercise Letter Agreement

Ladies and Gentlemen:

WHEREAS, Seaport Global SPAC, LLC, a Delaware limited liability company (“Seaport”) and Redbox Entertainment Inc., a Delaware corporation (f/k/a Seaport Global Acquisition Corp., the “Company”) entered into that certain Private Placement Warrant Purchase Agreement, dated November 27, 2020 (the “Warrant Agreement”), pursuant to which Seaport and certain of its affiliates purchased warrants of the Company (the “Private Placement Warrants”). Each capitalized term used and not otherwise defined herein has the meaning ascribed to such term in the Warrant Agreement; and

WHEREAS, the parties hereto desire to enter into this Letter Agreement (this “Letter Agreement”).

NOW, THEREFORE, for good and valuable consideration, including as set forth in this Letter Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.	Commitment to Exercise Warrants. Seaport hereby agrees that it will exercise, or will cause its affiliates to exercise, an aggregate of 1,000,000 Private Placement Warrants on a cash basis as soon as practicable, and in no event later than four (4) business days following the date on which the Company discloses this Letter Agreement in a Current Report on Form 8-K.

2.	Limited Waiver of Applicable Transfer Restrictions. By signing and returning a counterpart to this Letter Agreement, the Company agrees to waive any applicable transfer restrictions set forth in any contract in existence as of the date hereof to which the Company and Seaport are parties, including without limitation that certain Voting and Support Agreement dated as of April 15, 2022 and that certain Sponsor Lock-Up Agreement dated as of May 16, 2021, only to the extent necessary to permit the following actions of Seaport and certain of its affiliates:

a.	The sale of 520,042 Private Placement Warrants by Seaport and certain of its affiliates on June 13 and 14, 2022;

b.	The sale by Thomas Bernard of 485,155 Private Placement Warrants on June 14, 2022; and

c.	The sale by Seaport and/or its affiliates of the 1,000,000 shares of Class A common stock of the Company to be received by Seaport and/or its affiliates upon the exercise of the Private Placement Warrants described in Section 1 hereof; provided, however, that such sale may not occur until one (1) business day following the date on which the Company discloses this Letter Agreement in a Current Report on Form 8-K.

This Letter Agreement will be exclusively governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of law principles thereof. This Letter Agreement shall not be construed as a consent by the Company to any actions of Seaport and/or its affiliates other than the three transactions specifically identified in Section 3 hereof.

This Letter Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

Sincerely,

SEAPORT GLOBAL SPAC, LLC,
a Delaware limited liability company

By:
Name:
Title:

2

Acknowledged and agreed by:

REDBOX ENTERTAINMENT INC.,
a Delaware corporation

By:
Name:
Title:

3